Exhibit 97

Incentive Compensation Recovery Policy

INCENTIVE COMPENSATION RECOVERY POLICY

PURPOSE

The Board of Directors (the Board) of Enerflex Ltd. (the Company) believes that it is in the best interests of the Company to create and maintain a culture that emphasizes integrity and accountability of its Executive Officers (as defined below). The Board has therefore adopted this Incentive Compensation Recovery Policy (Policy) to provide for the recoupment of certain executive compensation pursuant to the terms and conditions of this Policy. Furthermore, this Policy is adopted by the Company as required by Section 10D of the Securities Exchange Act of 1934, as amended (the Exchange Act), Rule 10D-1 under the Exchange Act and the applicable New York Stock Exchange Listing Standards (collectively, the Recovery Rules).

DEFINITIONS

Company Group means the Company, collectively with each of its direct and indirect subsidiaries.

Covered Financial Restatement means an accounting restatement required due to material noncompliance by a member of the Company Group with any financial reporting requirements under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The following shall not constitute a Covered Financial Restatement: (i) out-of-period adjustments; (ii) retrospective application of a change in accounting principle; (iii) retrospective revision to reportable segment information due to a change in the structure of the internal organization of the Company Group; (iv) retrospective reclassification due to a discontinued operation; (v) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (vi) retrospective revision for stock splits, reverse stock splits, stock dividends or other change in capital structure.

Excess Incentive Compensation means (i) the amount of Incentive Compensation received by a Specified Officer from any member of the Company Group in excess of the amount that would have been received had it been determined based on the restated amounts and (ii) any other compensation that is computed based on, or otherwise attributable to, the amounts described in clause (i), in each case, as determined by the Compensation Committee in accordance with the Recovery Rules to be the minimum amount subject to recovery necessary to comply with the Recovery Rules. The amount of Excess Incentive Compensation shall be determined on a gross basis without regard to any taxes owed or paid by the Specified Officer on the receipt or settlement of the Incentive Compensation. For Incentive Compensation based on stock price or total shareholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive Compensation was received. For the avoidance of doubt, Excess Incentive Compensation may include Incentive Compensation received by a person after such person ceases to be an Executive Officer.

Executive Officer means an “executive officer” of the Company (as defined in Rule 10D-1(d) under the Exchange Act).

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Incentive Compensation Recovery Policy

Financial Reporting Measures means measures that are determined in accordance with the accounting principles used in preparing the Company Group’s financial statements, and any measures that are derived in whole or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive Compensation means any compensation that is granted, earned or becomes vested, in whole or in part, upon the attainment of a Financial Reporting Measure and as identified by the Compensation Committee in accordance with the Recovery Rules. Except as otherwise determined by the Compensation Committee, Incentive Compensation shall not include the following: (i) salaries; (ii) amounts received solely at the discretion of the Compensation Committee or the Board and that are not received from a pool that is determined by satisfying a Financial Reporting Measure performance goal; (iii) amounts received solely upon satisfying one or more subjective standards; (iv) amounts received solely upon satisfying one or more strategic measures or operational measures; and (v) amounts received solely based on service or the passage of time. Incentive Compensation shall be considered to be “received” by a Specified Officer in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation is achieved or attained, even if the payment or grant of the Incentive Compensation occurs after the end of that fiscal period.

Specified Officer means an Executive Officer who received Excess Incentive Compensation on or after the date he or she became an Executive Officer of the Company. For the avoidance of doubt, Specified Officers include former employees of the Company Group if they otherwise satisfy the definition of Specified Officer.

Triggering Date means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Financial Restatement or (ii) the date a court of competent jurisdiction, regulator, or other legally authorized body directs the Company to prepare a Covered Financial Restatement; provided that the recovery of Excess Incentive Compensation pursuant to this Policy as a result of this clause (ii) shall only be required if such action by such court, regulator or other legally authorized body, as applicable, is final and non-appealable.

EFFECTIVENESS

This Policy shall only apply to Incentive Compensation received on or after October 2, 2023 or such other date as may be set forth in the Recovery Rules (the Effective Date). The Board may amend this Policy from time to time in its sole and absolute discretion. This Policy shall not limit the rights of the Company to take any other actions or pursue other remedies that the Company may deem appropriate under the circumstances and under applicable law. This Policy shall be binding and enforceable against all Specified Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

For the avoidance of doubt, (i) Incentive Compensation received by a Specified Officer before the Effective Date shall be subject to the Enerflex Executive Compensation Clawback Policy; and (ii)

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Incentive Compensation Recovery Policy

on and after the Effective Date, the Enerflex Executive Compensation Clawback Policy shall cease, and Incentive Compensation received by a Specified Officer shall be subject to this Policy.

ADMINISTRATION

This Policy shall be administered and implemented by the Human Resources and Compensation Committee of the Board (the Compensation Committee) upon a determination of the Triggering Date being made by the Audit Committee of the Board (Audit Committee). For greater certainty, the Audit Committee shall determine the Triggering Date and the amount of Excess Incentive Compensation received by a Specified Officer during the three completed fiscal years immediately preceding the applicable Triggering Date and upon such determinations being made, the Compensation Committee shall proceed to implement this Policy in accordance with the provisions hereof and the Recovery Rules. All determinations and decisions made by the Audit Committee and the Compensation Committee, as applicable, pursuant to this Policy shall be final, conclusive and binding on all persons, including each member of the Company Group, its respective affiliates, stockholders and employees. In the absence of the Compensation Committee, a majority of the independent directors serving on the Board shall administer this Policy as set forth in this paragraph.

RECOUPMENT

In the event the Company is required to prepare a Covered Financial Restatement, the Company shall take steps to pursue reasonably prompt recovery of any Excess Incentive Compensation received by a Specified Officer during the three completed fiscal years immediately preceding the applicable Triggering Date (or any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years); provided, however, that a transition period between the last day of the Company’s previous fiscal year-end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be considered a completed fiscal year for purposes of this Policy. The Company’s obligation to recover Excess Incentive Compensation from a Specified Officer is not dependent on if, or when, the applicable restated financial statements are filed. Unless otherwise specified by the Compensation Committee, a Specified Officer shall be required to forfeit or repay the Excess Incentive Compensation within 90 days following the date such Specified Officer is informed by the Company that such Specified Officer has received Excess Incentive Compensation from the Company Group.

Subject to the Recovery Rules, the Compensation Committee shall have discretion to determine the method by which Excess Incentive Compensation shall be recovered from the applicable Specified Officers; provided that, to the extent the applicable Excess Incentive Compensation consists of amounts that have been received by, but not yet paid to, such Specified Officer, such unpaid amounts shall be forfeited. For the avoidance of doubt, any Excess Incentive Compensation received by a Specified Officer that has subsequently been forfeited prior to payment thereof (including as a result of termination of employment or breach of contract) shall be deemed to have been repaid in accordance with this Policy. To the extent that the application of this Policy would provide for recovery of Incentive Compensation that the Company recovers pursuant to Section 304 of the Sarbanes-Oxley Act, the amount the relevant Specified Officer has already reimbursed the Company will be credited to the required recovery under this Policy. To

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Incentive Compensation Recovery Policy

the extent a Specified Officer fails to repay any Excess Incentive Compensation in accordance with this Policy, such Specified Officer shall be required to reimburse the Company Group for any and all expenses reasonably incurred (including legal fees) by any member of the Company Group in recovering such Excess Incentive Compensation.

The Company must recover Excess Incentive Compensation pursuant to this Policy except to the extent the conditions of (i), (ii) or (iii) of this sentence are satisfied, including the Company’s compliance with any additional requirements set forth in the applicable Recovery Rules related thereto, and the Compensation Committee has made a determination that recovery would be impracticable: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; (ii) recovery would violate home country law of the Company where the applicable law was adopted prior to November 28, 2022; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

OTHER AWARDS AND BENEFITS PLANS

The provisions in this Policy are in addition to any additional “clawback” or “recoupment” or any such similar provisions in any of the Company’s current compensation plans and policies, as amended from time to time.

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